EXHIBIT 99.15

mCloud Announces Tuck-In Acquisition

of AI Visual Inspection Technology from AirFusion

Acquisition brings AssetCare™ to major wind operators and OEMs in continental Europe, with plans to extend AI-powered wind turbine blade inspection to customers globally, including China and North America, in Q1 2020.

VANCOUVER, February 10, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence (“AI”), and analytics, today announced it has signed a contract effective February 5, 2020 to acquire technologies from AirFusion, Inc. (“AirFusion”), an AI visual inspection and monitoring technology provider based in Boston. Also being acquired from AirFusion are its subsidiary AirFusion GmbH, existing customer contacts, and technologies under development from its partner in Warsaw, Poland.

“AirFusion’s AI-derived results from wind turbine blade images are the best we have seen, reducing processing times by over 90% without compromising high accuracy,” said Dave Weinerth, mCloud’s President, Smart Energy. “This acquisition in combination with AssetCare gives mCloud a serious competitive edge over other wind blade inspection providers.”

“From AirFusion’s existing business alone, we expect to convert up to C$1.2 million in current engagements into full AssetCare recurring revenue customers this year,” Weinerth added.

“We are excited about extending AssetCare’s AI capabilities to drive new value for mCloud customers,” said Edward Mier-Jedrzejowicz, AirFusion’s CEO. “For wind farm operators, the combination of mCloud’s asset performance management with the AirFusion AI driven technologies that digest and analyze blade damage images, enables the optimal production of wind energy.”

AirFusion’s Newton Engine™, which uses patent-pending AI to identify and classify damage from images of wind turbine blades, will be embedded into the Company’s AssetCare platform. With early deployments having begun in 2019, full production is expected with AssetCare wind customers in Q1 2020. mCloud plans to integrate the Newton Engine to deliver new AssetCare solutions combining drone inspection and AI across all of mCloud’s lines of business, namely connected building and oil and gas customers, throughout 2020.

The Company advises that the full purchase consideration for the acquisition of AirFusion’s assets is not material to the Company. Due to the sensitive nature of the transaction, the full consideration is not disclosed. The shares being granted as part of the transaction are 200,000 at close and 200,000 within 12 months based on achievement of performance targets. The transaction is subject to the final approval of the TSX Venture Exchange.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 35,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About AirFusion Inc.

AirFusion creates AI-powered software solutions for infrastructure inspection, automated damage detection, and predictive risk through monitoring, which significantly reduce downtime and revenue loss. Our customers are Energy Asset Operators (Wind/Power), Telecom, Oil & Gas operators and service organizations that provide inspection/monitoring using commercial drones and other sensors. Using images captured from drone or ground-based inspections, AirFusion's platform uses patent-pending sensor fusion technology to translate those images into useable data in minutes instead of days or weeks using manual inspection. Headquartered in Boston, with offices in the EU, the company is led by a team of visionary experts in infrastructure, AI, cloud platforms and vision-recognition technology.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained in this press release includes information relating to the benefits that may be realized by mCloud due to the acquisition of AirFusion.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading “Risk Factors” on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.